Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


[CN LOGO]







Leading a transportation revolution



Notes for remarks by
Jack T. McBain
SENIOR VICE-PRESIDENT, OPERATIONS
CANADIAN NATIONAL RAILWAY COMPANY



at the Rocky Mountain Business Seminar
University of Alberta



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Jasper, Alberta
February 25, 2000



(Please check against delivery)

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I'm very pleased indeed to be taking part in the 35th Rocky Mountain Business
Seminar, and I congratulate the student organizers for yet another timely and thought-provoking program. CN is very proud to be among this year's Executive Partners.

Your theme this year - leadership - is particularly relevant in these rapidly changing times. Why does one company succeed while others fall by the wayside? The reasons are many, but in my view they all boil down to the issue of leadership.

In my talk today, I want to reflect on leadership qualities and apply these reflections to one of the great success stories in Canadian business during the past decade: the transformation of Canadian National from a tradition-bound Crown corporation to a leading international railroad.

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What qualities define an effective leader? Before answering that, let me first refer to a quote by Jean Paul Getty that is frequently used by CN's chief executive officer, Hunter Harrison. The quote shatters the myth that many have that leadership comes from experience.

Getty said, "In rapidly changing times, experience can be your worst enemy."

So, with that in mind, let's return to my original question, What qualities define an effective leader?

First, a leader holds a clear vision of what an organization can and must become to succeed. The vision must be bold and striking, but it must also be realistic. It must be seen to be attainable.

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Second, a leader must be able to articulate the vision in a manner that will inspire and motivate others. A leader possesses top-notch communication skills and can galvanize people by appealing to their intelligence and self-interest. Employees want to know how change will affect them, and what they must do to be successful. A leader needs to be able to articulate this clearly, in a way that employees can understand in their work environment. Leaders find ways to communicate with those who have trouble listening.

Third, successful leaders have a certain amount of humility in their make-up. They're open to advice from colleagues and experts in the field. They listen to their people; they encourage original thinking. They're not too proud to change course when presented with a solid case for doing so. Leaders learn to listen to those who have difficulty communicating.

Finally, effective leaders are never satisfied with the status quo. Even when the organization's reality matches their vision, they never become complacent. They're constantly on the alert for threats and opportunities on the horizon.

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Now, let's apply these leadership qualities to Canadian National and see how vision, the ability to articulate and sell the vision, willingness to listen and learn, and refusing to give in to complacency have shaped the CN success story.

The story begins in 1992, when CN found itself at a crisis point - perhaps the most extreme in its 70-odd years as a federal Crown corporation. True, the company had significant strengths, including an extensive, well-maintained rail network and equipment fleet as well as some of the industry's most capable people.

However, these strengths were outweighed by some very real problems. Most pressing was the competitive challenge from the trucking industry, with its cost and tax advantages, and from the newly revitalized U.S. rail sector. A large portion of the network was severely underused, especially in Eastern and Central Canada. CN was also very much overstaffed. Its labor productivity lagged significantly behind that of U.S. competitors.

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These problems had actually been building for decades, and as a result CN had become heavily indebted. But as a Crown corporation, it had very little leeway to tackle the debt problem - no hope of an equity infusion either from government or from private investors.

Perhaps most insidious of all, there was no compelling sense of urgency within the company in the face of the growing crisis. Most CN people expected that the company would simply muddle through and survive somehow, as it always had.

At that point, a new leader appeared on the scene - Paul Tellier, formerly Canada's top public servant as Clerk of the Privy Council, who became CN's president and CEO in October 1992.

Mr. Tellier was quick to assess the situation. He recognized CN's strengths as well as the urgency of the problems and the need for dramatic action. At the same time, he saw CN's potential and articulated his vision for the company: to become the best railroad in North America.

The next step was to sell that vision to his management team. Now, none of us wanted to see the company go down the tubes, but we needed to be shaken out of our complacency. And most of us welcomed the new energized atmosphere around the

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company. It was a breath of fresh air, no doubt about that. That changes had to be made was not news. But perhaps it took a newcomer to the industry to really make a difference, especially if that person possesses exceptional leadership skills.

Once Mr. Tellier's vision became a shared vision, we began a step-by-step planning process to make it a reality. We listened. We learned. We surveyed the North American rail industry, taking as our benchmarks the most successful U.S. railroads and analysing how they had managed to transform a very sick industry into the picture of robust health.

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Working as a team under Mr. Tellier's leadership, we crafted a solid business plan focused on first on aggressive cost-cutting. It called for reducing the workforce by one-third and pruning the network of its less productive segments. Secondly it involved major service improvements and a stronger customer focus, as well as investments in systems and installations that would boost both productivity and revenue potential. Lastly and currently, the plan involves growing the top line.

In little more than a year, our strategies began to produce positive results. For the first time in years, CN was showing profitable growth. We were clearly on the right track. However, significant challenges remained. We were still plagued by network over-capacity east of Winnipeg, a problem we shared with Canadian Pacific. Both railroads felt the solution lay in merging our eastern operations into a new jointly owned company, and we held talks to that end during 1994. Ultimately, we failed to reach an agreement, but the exercise did serve to focus some long-overdue attention on CN's situation.

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The government recognized that despite great progress over the previous few years, CN would do much better under private-sector ownership. And the company was clearly ready for privatization.

In November 1995, the government's shares in Canadian National were listed on the Toronto, Montreal, and New York stock exchanges. Within a day, the entire issue had been sold to private investors, raising more than $2 billion for the government in the largest, most successful privatization in Canadian history.

Since then, the company has gone from strength to strength. CN's first year as an investor-owned company was the best in its history. Subsequent years have been even better. Last year our operating ratio - which is the rail industry's standard productivity measure - ranked as the best in North America.

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Does that mean we can take a break and rest on our laurels? Not a chance. We have to keep driving for competitive advantage - because the world won't stand still for us. And that's precisely what we're doing with our latest initiative: a transaction with one of the largest railroads in North America, Burlington Northern Santa Fe. Leaders understand that you can never stand still.

To help you understand the rationale for the move, let's take a look at the current business situation in North American transportation. North-south trade flow now dominates the continental marketplace, and it's growing at more than 10% annually. Our challenge is to serve that marketplace in the most efficient way possible while maintaining our strong east-west link.

We took a key step last year when we acquired the Illinois Central Railroad, which runs north-south through the heart of the United States, from Chicago to New Orleans. When it became part of CN, we created the only railroad to serve three North American coasts: Atlantic, Pacific, and Gulf of Mexico. A marketing alliance with the Kansas City Southern further extends our reach, giving our customers direct access to markets in Mexico.

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However, even when we were putting the finishing touches on these deals, we knew we would have to go farther to avoid being overtaken by fast-moving events on the transportation scene. We had to respond to the threats and seize the opportunities.

The threat lay in the strength and heft of the huge U.S. rail systems that had emerged from a series of massive consolidations over the past few years. These rail giants have the reach and economies of scale to overwhelm smaller entries like CN in the competition for continental trade.

We saw our opportunity in joining forces with one of the largest and strongest of these mega-railroads. Burlington Northern Santa Fe has extensive operations throughout the western, midwestern, and southern United States. A CN-BNSF combination would have the potential to become the biggest and best railroad in North America - which remains our ultimate vision.

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The transaction combines strength with strength to form an organization, North
American Railway, that is, greater than the sum of its parts. The new railroad won't overwhelm the competition but rather create new competitive options for shippers all over North America. And it puts Canada firmly in the driver's seat as the continental transportation revolution accelerates.

What's in it for Canada? Almost by definition, what's good for Canadian producers is good for Canada. This is a huge country, with a climate and terrain among the most challenging on Earth. We depend on trade to a much greater extent than most other developed countries.

And what's in it for CN, its employees and shareholders? As far as CN is concerned, the CN-BNSF combination will augment its financial strength and durability. It will secure CN's long-term future by strengthening its position in a highly competitive marketplace. And it will give CN an even more balanced revenue mix so that it can more effectively withstand the downside of individual commodity cycles.

As for CN shareholders, the combination will give them an ownership stake in a company with the size and reach to expand market share and improve profitability. And that means higher returns in the future.

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CN has come a long way over the past eight years. Under strong leadership, it has been transformed into one of the best railroads on this continent. The process called for some tough decisions, but we didn't back down, no matter what the skeptics said.

It also called for innovation in the form of customer-focused systems and processes aimed at creating competitive advantage and business growth. We were determined to become an industry leader in the areas that matter most to customers. And what matters most? It's reliable delivery, hands-down. Shipments from an Alberta chemical producer, for instance, must reach North Vancouver in time for scheduled further distribution. A car manufacturer relies on just-in-time delivery of autoparts to keep production lines moving cost-effectively.

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In our business, the key to reliable service is to operate a scheduled railroad, which means running trains according to a predetermined schedule and cars on individual trip plans. These individual trip plans deliver goods on time from our customer's door to their customer's door. This delivery schedule is measured in hours, not days. No delays. No missed connections.

We took the first step towards scheduled operations in 1993 when we acquired the industry's most advanced shipment management software and dubbed it our Service Reliability Strategy, or SRS. Interestingly, we bought the software from the Santa Fe Railway, which merged with Burlington Northern a few years later to form BNSF, our transaction partner today.

Once we had implemented the system, we refined and expanded it so far beyond its original capabilities that we now have the capability to run a scheduled railroad. In fact, we're acknowledged as the industry leader in this area. Our service plan holds us to precise trip plans for individual cars so that we can deliver on customer commitments while controlling costs.

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As a result, we can promise shorter transit times, we make more efficient use of our equipment assets - and our railroad runs with the precision of a conveyor belt. And what matters most to our employees? Safety. This is a core cultural value at CN, and we strive to be the safest railroad in North America.

Not surprisingly, safety and reliability are very closely linked. The safer we are, the fewer times our conveyor belt is shut down, benefiting customers. The safer we are, the more confident our employees are in delivery quality service. It's a virtuous circle.

CN's success story is essentially a story of leadership. But it's also a work in progress because customers' needs will continue to evolve. We believe that the transaction with BNSF will strengthen CN's ability to meet shippers' needs, both today and tomorrow. North American Railways, Inc., is a made-in-Canada response to a continental challenge. And CN is proud to be a leader - a staunchly Canadian leader - in the ongoing transportation revolution.

Thank you.

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Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12.